Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-4) of Spirit Realty Capital, Inc. and Spirit Realty, L.P. and related Prospectus of Spirit Realty, L.P. for the registration of $300,000,000 aggregate principal amount of its 4.450% Notes due 2026 and to the incorporation by reference therein of our reports dated February 23, 2017, with respect to the consolidated financial statements and schedules of Spirit Realty Capital, Inc. and Spirit Realty, L.P., and the effectiveness of internal control over financial reporting of Spirit Realty Capital, Inc., included in the Annual Report (Form 10-K) of Spirit Realty Capital, Inc. and Spirit Realty, L.P. for the year ended December 31, 2016, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Dallas, Texas
March 17, 2017